SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting
held on February 19, 2010

1. Date, Time and Place: On February 19, 2010, at 9:00 a.m., by conference call, as expressly authorized by Article 20, §2, of the bylaws of the Company.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Renata de Carvalho Fidale.

4. Resolutions:

4.1. With due regard to Article 21, “d” and Article 29 of the Company’s bylaws, to ratify the duties of the Chief Financial Officer and of the other Officers without specific designation, who internally adopt the designations of Superintendent Officer of Construction, Superintendent Officer of Incorporation and Institutional Relations Officer:

(i) The duties of the Chief Financial Officer are: (a) to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information; (b) to define Company’s strategies and guidelines, through the annual planning of actions and the preparation of the budget, jointly with the other Officers; (c) to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results; (d) to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health; (e) to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels accepted by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making; (g) to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks; (h) to participate in executive committee meetings, in order to take decisions and define strategies jointly with the other Officers, aiming at the Company’s development and success; and (i) to ensure that the Personnel and Management department carries out actions and programs promoting attraction, retainment, productivity and qualification of Company’s human resources.

(ii) The duties of the Superintendent Officer of Construction comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit, as well as (a) to define short, medium and long term guidelines for the Company’s strategic planning, having them transmitted to the other Officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors; (b) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for the region; (c) to ensure that the Personnel department carries out actions and programs promoting attraction, retainment, productivity and qualification of Company’s human resources; (d) to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving Company’s business; (e) to provide guidelines and to monitor the budget aiming at the feasibility of new undertakings (f) to ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health; (g) to represent the Company before clients, press, market and legal, corporate and governmental bodies, protecting Company’s interests and watching over Company’s image; and (h) to arrange new partnerships aiming at the feasibility of new undertakings;

(iii) The duties of the Superintendent Officer of Incorporation comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results, as well as (a) to define short, medium and long term guidelines for the Company’s strategic planning, having them transmitted to the other Officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors; (b) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for the region; (c) to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients; (d) to ensure that the Personnel department carries out actions and programs promoting attraction, retainment, productivity and qualification of Company’s human resources; (e) to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving the Company’s business; (f) to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness; (g) to ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health; (h) to represent the Company before clients, press, market and legal, corporate and governmental bodies, protecting Company’s interests and watching over the Company’s image; (i) to monitor and to guide the real state counsel; and (j) to accompany actions and results of marketing and sales, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities; and

(iv) The duties of the Institutional Relations Officer comprise the contact with all public agencies and professional associations, giving support to land regularization proceedings, as well as (a) to give support to the search of new incorporation partners; (b) to be responsible for the Company’s police/strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community; and (c) to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image.

4.2. With due regard to Article 18 of the Company’s bylaws, to ratify the appointment of Mr. Gary Robert Garrabrant to the position of chairman of the Company’s Board of Directors as from the date of his reelection at the Shareholder’s Annual General Meeting held on April 4, 2008.

4.3. To ratify the reelection on June 6, 2009 of the following members of the Company’s Board of Directors to compose the Audit Committee for a term of office ending on June 6, 2010, who have accepted their incumbency and have been invested in the respective duties on the date of their reelection: as Chairman, Mr. José Écio Pereira da Costa Júnior, and, as members, Mrs. Gerald Dinu Reiss and Mr. Richard L. Huber.

4.3.1. As required by the American law Sarbanes-Oxley, to inform that (i) all members of the Audit Committee are independents; and (ii) Mr. José Écio Pereira da Costa Júnior comply with all requirements of a financial expert.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those participating in the meeting. Signatures: Chairman: Gary Robert Garrabrant. Secretary: Renata de Carvalho Fidale. Board members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Junior.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.